22nd Century Group, Inc.

321 Farmington Road

Mocksville, NC 27028

(716) 270-1523

April 6, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Kristin Baldwin

Re:	22nd Century Group, Inc.
Registration Statement on Form S-3 Filed March 31, 2026
File No. 333-294792

Acceleration Request

Requested Date: Friday, April 10, 2026

Requested Time: 12:00 P.M. Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, 22nd Century Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that such Registration Statement will become effective at 12:00 p.m., Eastern Time, on Friday, April 10, 2026, or as soon thereafter as practicable. The Company respectfully requests that you notify Mr. John Wolfel of Foley & Lardner, LLP of such effectiveness by a telephone call to (904) 359-8778.

Sincerely,

22ND CENTURY GROUP, INC.

By:	/s/ Jonathan P. Staffeldt
Jonathan P. Staffeldt
General Counsel

cc: John J. Wolfel of Foley Lardner, LLP